Exhibit 3.17

ARTICLES OF ORGANIZATION
OF
MOORE’S ORCHARD, LLC

     The undersigned, being duly authorized to execute and file these Articles of Organization for record with the Maryland State Department of Assessments and Taxation, hereby certifies that:

FIRST:	The name of the limited liability company (hereinafter referred to as the “Company”) is “Moore’s Orchard, LLC.”

SECOND:	The purposes for which the Company is formed are:

(a)	To sell, lease and manage real property held solely for investment purposes and not for the active conduct of a business.

(b)	All members of Moore’s Orchard, LLC (hereinafter “the Company”) recognize that the sole property being contributed to the Company are three (3) parcels of real estate which are subject to a Maryland Land Purchase Contract dated January 15, 1999 by and between John R. and Thelma R. Moore, George F. Moore and the Rawle Family Limited Partnership (collectively the “Seller”) and Chapel Hill LLC, a Maryland limited liability company (“Purchaser”).

(c)	All members further recognize that the prime purpose for forming the Company is to comply with the requirements of Baltimore County, Maryland that parcels be included together as a single parcel on a recorded Subdivision Plat be described in a single Deed and be owned by one entity.

(d)	All members of the Company further recognize that each member contributing a parcel to the Company as of the date of contribution held that parcel for investment purposes only and the Company will continue to hold such parcels for investment purposes (and not for active conduct of a business, until settlement can be held in accordance with the Contract dated January 15, 1999 and that each separate member is able to compute income attributable to his, her or its parcel without the necessity of computing partnership taxable income.

The members of the Company shall make a Section 761 election to be excluded from all of Subchapter K of the Internal Revenue Code.

THIRD:	All members of Moore’s Orchard, LLC are participants in the joint retention, sale or exchange of investment property, all of whom own the property as co-owners; each member reserves the right separately to take or dispose of his or her or its share of any property acquired or retained. No member may actively conduct a business on or involving the property contributed to the Company or irrevocably authorize some person or persons acting in a representative capacity to purchase, sell, or exchange such investment property.

FOURTH:	The address of the principal office of the Company in this state is 30 Office Street, Bel Air, Maryland 21014.

FIFTH:	Pursuant to §4A-401(a)(3) of the Maryland Limited Liability Company Act, no member of the Company shall be an agent of the Company solely by virtue of being a member, and no member shall have authority to act for the Company solely by virtue of being a member.

SIXTH:	The name and address of the resident agent of the Company are Charles B. Keenan, Jr., Stark and Keenan, P.A., 30 Office Street, Bel Air, Maryland 21014.

IN WITNESS WHEREOF, I have signed these Articles of Organization and acknowledged the same to be my act this 30th day of March , 2001.

/s/ Charles B. Keenan, Jr. Charles B. Keenan, Jr.